3/13

08028011

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Lee 404-813-5494

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

PROCESSED
MAR 24 2008 E
THOMSON
FINANCIAL

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/20

OATH OR AFFIRMATION

I, Christy Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christy Lee
Signature

Chief Financial Officer
Title

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- (X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (   ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- (   ) (m) A copy of the SIPC Supplemental Report.
- (   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2007
With Reports of Independent Registered Public Accounting Firm

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplementary Schedule

For the Year Ended December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone: (404) 874-8300

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2008

0802-0915036

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2007

Revenues	
Commissions	**$ 234,872,147**
Trading gains, net of losses	**23,291,120**
Investment management income	**42,969,454**
Interest income	**3,139,203**
	304,271,924
Expenses	
Compensation and benefits	**174,066,706**
Clearing expenses	**26,705,542**
Occupancy and equipment	**1,534,341**
Legal, consulting, and examination fees	**4,347,192**
Office expense	**1,200,875**
Computer services	**3,166,066**
Other expenses	**5,485,463**
Expense to affiliate	**24,594,421**
Total expenses excluding taxes	**241,100,606**
Income before taxes	**63,171,318**
Income tax expense	**(23,821,635)**
Net income	**$ 39,349,683**

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	**$ 52,125**	**$ 91,657,273**	**$ 51,594,307**	**$ 143,303,704**
Distribution to Parent	–	–	**(50,000,000)**	**(50,000,000)**
Net income	–	–	**39,349,683**	**39,349,683**
Balance, December 31, 2007	**$ 52,125**	**$ 91,657,273**	**$ 40,943,989**	**$ 132,653,387**

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

December 31, 2007

Cash flows from operating activities	
Net income	**$ 39,349,683**
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	**1,492,816**
Deferred tax benefit	**(264,242)**
(Increase) decrease in operating assets:	
Securities owned	**4,211,759**
Commissions receivable	**1,036,445**
Other intangible assets	**507,728**
Other assets	**3,102,196**
(Increase) decrease in operating liabilities:	
Accrued compensation and benefits	**4,120,955**
Accrued expenses other	**1,081,045**
Income taxes liability	**(475,777)**
Intercompany payable	**(4,809,488)**
Other liabilities	**(144,662)**
Net cash from operating activities	**49,208,458**
Cash flows used in investing activities	
Purchases of premises and equipment	**(1,489,161)**
Net cash used in investing activities	**(1,489,161)**
Cash flows used in financing activities	
Distribution to Parent	**(50,000,000)**
Net cash used in investing activities	**(50,000,000)**
Net decrease in cash and equivalents	**(2,280,703)**
Cash and cash equivalents, beginning of year	**84,829,162**
Cash and cash equivalents, end of year	**$ 82,548,459**
Supplemental cash flow information	
Cash paid for income taxes to Parent	**26,988,183**

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank, which is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust and investment services.

2. Summary of Significant Accounting Policies

Accounting Policies Recently Adopted and Pending Accounting Pronouncements

On January 1, 2007 the Company adopted FASB Interpretation No. (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of FAS 109, *Accounting for Income Taxes.* FIN 48 provides a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Company's financial position, result of operations or cash flows and did not result in unrecognized tax benefits being recorded. In connection with its adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which clarifies how companies should measure fair value when companies are required by US GAAP to use a fair value measure for recognition or disclosure. In February 2007, the FASB issued SFAS No.159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits companies to elect on an instrument-by-instrument basis to fair value certain financial assets and financial liabilities with changes in fair value recognized in earnings as they occur. The Company elected to early adopt the provisions of these statements effective January 1, 2007. The adoption of these standards did not have an impact on the financial results of STIS.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of other service fees, which are recorded as commissions in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with gains and losses recognized currently in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

2. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $1,055,619 at December 31, 2007.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

On January 1, 2007, the Company adopted FIN 48. The Company elected to classify interest and penalties related to tax positions as a component of income tax expense. No uncertain tax benefits have been recognized. Since no unrecognized tax benefits have being recorded, no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company is a member of a group of corporations that files a consolidated income tax return in the United States federal jurisdiction. The Company also files income tax returns in

2. Summary of Significant Accounting Policies (continued)

various state jurisdictions as either a member of a consolidated group or as a separate company. The federal returns of the consolidated group (of which the Company is a member) for tax years through 1998 have been examined by the Internal Revenue Service (IRS) and no issues applicable to the Company are still in dispute. The Federal returns of the consolidated group for tax years 1999 through 2004 are currently under examination by the IRS. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

Goodwill

Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company completed its annual review of goodwill prior to December 31, 2007, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

3. Net Capital Requirements

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2007, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2007, the Company had net capital, as defined, of $68,475,901, which was $67,235,850 in excess of the required net capital of $1,240,051. The Company's ratio of aggregate indebtedness to net capital was 0.27:1 at December 31, 2007, which is below the 15:1 maximum allowed.

4. Customer Reserve Exemption

At December 31, 2007, the Company qualified for exemption, as provided in Rule 15c3-3, subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. Related-Party Transactions

During the period ended December 31, 2007, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2007 are:

Cash and cash equivalents	$ 15,135,391
Cash and securities segregated under Federal and other regulations	18,631
Income taxes receivable from Parent	1,139,330
Commissions	2,774,735
Expense to affiliate	24,594,421

Commissions represents Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate.

6. Commitments and Contingencies

The Company leases certain office facilities under non-cancelable leases that expire through 2012, some of which have stated rate increases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2008	$ 209,819
2009	185,502
2010	191,067
2011	196,799
2012	100,348
Thereafter	–
Total minimum lease payments	$ 883,535

Rental expense for the year ended December 31, 2007, was $245,756.

7. Guarantees to Third Parties

The Company uses a common third party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2007, the Company experienced no net losses as a result of the indemnity.

8. Fair Values of Financial Instruments

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2007. The securities owned primarily represent U.S. Treasury Notes and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with SFAS No. 157. The total amount of income relating to the securities owned for the period included in the statement of operations is $255,000.

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were $14,181,165 and $111,788,541, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (Stock Plan) under which the Parent's Compensation Committee has the authority to grant stock options and restricted stock to key employees of the Company. Stock options are granted at a price which is no less than the fair market value of a share of SunTrust common stock on the grant date and may be either tax-qualified incentive stock options or non-qualified stock options.

9. Employee Benefits (continued)

Stock options typically vest over three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance, or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the stock plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but the Company expects differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair value of options granted during 2007 was $16.72 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	3.01%
Expected stock price volatility	20.07
Risk-free interest rate (weighted average)	4.70
Expected life of options	6 years

9. Employee Benefits (continued)

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2007 was approximately $728,320 and $137,604, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2007, there was approximately $1.6 million of unrecognized stock-based compensation expense related to nonvested stock.

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. Payments to tax authorities are made by the Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows:

	2007 (*In Thousands*)		
	Current	**Deferred**	**Total**
Federal	$ 20,983	$ (235)	$ 20,748
State	3,103	(29)	3,074
	$ 24,086	$ (264)	$ 23,822

A reconciliation of the expected income tax expense or income computed at the federal statutory income tax rate and the Company's actual income tax expense as follows:

	2007 (*In Thousands*)
Income tax at federal statutory rate of 35%	$ 22,110
State income taxes, net of federal benefit	1,998
Other	(286)
Total provision for income taxes	$ 23,822

11. Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its business and operations.

Supplemental Information

0802-0915036

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Schedule i – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital		
Total shareholder's equity		$ 132,653,387
Deductions:		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements	3,080,582	
Commissions receivable	4,473,425	
Goodwill	42,706,365	
Prepaids and other assets	12,452,021	
Total non-allowable assets		(62,712,393)
Other deductions: Bond deductible in excess		(1,641)
Tentative net capital		69,939,353
Less: haircuts		
U.S. treasuries	113,202	
Other short-term securities	1,350,250	
Total haircuts		(1,463,452)
Net capital		$ 68,475,901
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 17,545,157
Income taxes liability		1,055,619
Total aggregate indebtedness		$ 18,600,776
Percentage of aggregate indebtedness to net capital		27.16%
Computation of basic net capital requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (1)		$ 1,240,051
Minimum dollar net capital required (2)		$ 250,000
Net capital requirement (greater of (1) or (2) above)		$ 1,240,051
Excess net capital over net capital requirement		$ 67,235,850
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 65,375,772

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2007.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone: (404) 874-8300

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2008

END

0802-0915036